VR Holdings, Inc.

1615 Chester Road

Chester, Maryland 21619

September 7, 2010

Ms. Jessica Plowgian

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

VR Holdings, Inc., Amendment No. 1 to Form S-1, Filed July 20, 2010, File No. 333-166884

Dear Ms. Plowgian:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated July 30, 2010 regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter.  Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

General

1.

We note the agreement filed as Exhibit 10.10 that it entitled “Agreement-VR Holdings, Inc. Claimant Exchange Offer.”  It appears that VR Holdings has been engaged in an offer of its shares to all the claimants in exchange for the assignment of their claims since June 1, 2006 and that the offer is to expire on May 31, 2011.  Please provide a detailed analysis of how this offer complies with Section 5 of the Securities Act.  In your analysis, also provide additional information regarding your response to your response to comment 14 from our letter dated June 11, 2010.  For example, tell us who contacted the Senior Note Holders with respect to whether they would accept shares of your common stock in lieu of their claims.  Provide additional information regarding the nature of the conversation this former employee had with the note holders, including whether the parties discussed the number of shares to be offered.  Tell us whether any of the claimants received the “VR Holdings, Inc. Claimant Exchange Offer” document and, if so, who they were.  Please note that you may not offer VR Holdings shares to the claimants in a registered offering if you have already offered the shares privately.

Response:

VR Holdings has not been engaged in an offer to all claimants since 2006.  It was determined by the Deohge Corp., The Cancer Foundation, Inc. and Mrs Morton M. Lapides to exchange their claims for shares as an example to others that would be offered through a prospectus.

As part of any effort to resolve ongoing litigation, Henry Weitz (now deceased) a former Alleco executive and volunteer to VRH, did a survey of the Senior Note holders that had been plaintiffs in the July 23, 2007 RICO suit filed in Illinois.  The question was posed “Would you be interested in exchanging your claims for VRH shares that would be listed in publicly-traded company?”  The amount of shares to be issued for claims had not been determined, and the offer was to be only made in a prospectus.  VRH only wanted to determine if there was an interest in settling the lawsuit.  There was no offering to any claimant, no claimants were provided the VR Holdings, Inc. Claimant Exchange Offer, and no shares were sold to any of the claimants.

Even if there had been an offering, Rule 155 promulgated by the SEC provides a private offering of securities will not be considered part of an offering for which the issuer later files a registration statement if:

“(1)

No securities were sold in the private offering;

“(2)

The issuer and any person(s) acting on its behalf terminate all offering activity in the private offering before the issuer files the registration statement;

“(3)

 The Section 10(a) final prospectus and any Section 10 preliminary prospectus used in the registered offering disclose information about the abandoned private offering, including:

“(i)

The size and nature of the private offering;

“(ii)

The date on which the issuer abandoned the private offering;

“(iii)

That any offers to buy or indications of interest given in the private offering were rejected or otherwise not accepted; and

“(iv)

That the prospectus delivered in the registered offering supersedes any offering materials used in the private offering; and

“(4)

The issuer does not file the registration statement until at least 30 calendar days after termination of all offering activity in the private offering . . .”

Therefore, Rule 155 would cover your concerns, if there had been an offering.  There was no previous offering.  Since there was no offering to the claimants, there was no need to disclose the abandonment of the offering.

Further, Section 3(a)(10) of the Securities Act of 1933, as amended, provides as follows:

“SEC. 3.  (a) Except as hereinafter expressly provided, the provisions of this title shall not apply to any of the following classes of securities:

“(10)  Except with respect to a security exchanged in a case under title 11, any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court, or by any official or agency of the United States, or by any State or Territorial banking or insurance commission or other governmental authority expressly authorized by law to grant such approval;”

The survey conducted by Mr. Weitz was permitted by Section 3(a)(10) of the Securities Act in an effort to settle the ongoing litigation, and any securities issued pursuant to that section would have been exempt from registration.

2.

We note your response and revised disclosure in response to comment 10 from our letter dated June 11, 2010.  Please revise your disclosure to also disclose that the securities sold by the selling shareholders may only be sold through registration under the Securities Act, Section 4(a) of the Securities Act, if available, for non-affiliates, or by meeting the conditions of Rule 144(i) promulgated under the Securities Act.

Response:

The requested changes have been made.

3.

Please also revise your disclosure in the new risk factor on page 10 entitled “VR Holdings is classified as a ‘shell company’ under the Exchange Act” that you provided in response to comment 10 from our letter dated June 11, 2010.  Your disclosure regarding the requirements of Rule 144(i) is incorrect.  For example, the requirement that at least one year has elapsed since a shell company filed current “Form 10 information” relates to information about the company after it is no longer a shell company.  Therefore, since you are currently a shell company, the filing of the registration statement does not meet the “Form 10 information” requirement of Rule 144(i).  Please revise your disclosure.  Refer to Rule 144(i) and Section II.F.6 of SEC Release No. 33-869 (December 6, 2007), available on our website at http://www.sec.gov/rules/final/finalarchive/finalarchive2007.html.

Response:

The requested changes have been made.

4.

We note your response to comment one from our letter dated June 11, 2010.  We also note your statement on page four that you will need to engage personnel to assess risks of “investing in… structured settlements.”  Please revise.

Response:

We do not understand your request, and therefore can make no reply.

5.

We note your statements on pages two and five that you do not intend to raise any funds through this offering “or any other fundraising activities.”  However, on pages four, 17 and 23 you indicate that you may raise capital either through equity or debt offerings.  Please revise or advise.

Response:

The requested changes have been made.

6.

Please revise your disclosure to clearly address when you anticipate commencing your intended business.  We note that your are dependent upon the successful outcome of your litigation or additional outside funding to commence your business and the plaintiff’s brief for the next stage of your litigation is not due until October 2010.  We also note that prior to commencing your business you must engage underwriters and legal personnel to assess the risks of your proposed investments.  This disclosure should be reflected in your prospectus summary, business section and MD&A.

Response:

The requested changes have been made.

Registration Statement Cover Page

7.

We note your response to comment six from our letter dated June 11, 2010.  It does not appear that you have revised your cover page to include all appropriate check boxes.  For example, include the appropriate check boxes indicating whether these securities are being registered pursuant to Rule 415.

Response:

The requested changes have been made.

Prospectus Summary, Page 1

The Offering, Page 2

8.

Revise your disclosure to briefly address the current procedural status of your litigation.

Response:

The requested changes have been made.

9.

We note your response to comment 16 from our letter dated June 11, 2010.  It is still not clear to how your determination of the value of $4.47 per share compares with the calculations set forth in Schedules A and B on page 51 of your prospectus, which appear to take the amount of debt, multiply it by 4.511 and then divide that by 13.41.  Please explain how your description of the calculation of shares proposed to be issued to the claimants on page two is consistent with the calculations contained on those schedules.

Response:

The requested changes have been made.  In addition, Schedules A and B have been revised.

Risk Factors, Page 4

10.

We note your response to comment 23 from our letter dated June 11, 2010.  It appears that there are still issues discussed on pages 27-30 of your prospectus that are significant factors that make the offering risky, and should therefore be reflected in your risk factors.  See Item 503 of Regulation S-K.  Please revise your disclosure to include risk factors highlighting these issues.

Response:

The requested changes have been made.

“Our future revenues are unpredictable…” Page 4

11.

Please expand this risk factor to clearly address your ability to continue as a going concern.  Your disclosure should reference the fact that your auditors have expressed substantial doubt about our ability to continue as a going concern.

Response:

The requested changes have been made.

“We may not be successful in our current litigation.” Page 5

12.

Expand your disclosure to address the current procedural status of your litigation.  In addition, please clearly identify each of the lawsuits you are describing in your reference to “the various lawsuits described in this prospectus.”

Response:

The requested changes have been made.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 15

13.

Please quantify the expenses paid by the Cancer Foundation in each period.  Disclose whether there is a written or oral agreement between the Cancer Foundation and the company or its affiliates to pay the company’s expenses.  If so, file the agreement as an exhibit.  Also explain how a 501(c)(3) non-profit is permitted to pay VR Holdings’ expenses.

Response:

The requested changes have been made and the expenses paid by the Cancer Foundation for each period has been added.

14.

We note your response to comment 28 from our letter dated June 11, 2010.  Please expand your disclosure to address the additional legal, auditing and other costs you will incur as a result of being a public company.

Response:

The requested changes have been made.

15.

We note your revised disclosure on page 17 provided in response to comment 29 from our letter dated June 11, 2010, which provides no further information on the planned timing and costs to commence your proposed operations.  Instead, you disclose on page 17 that, “we estimate that we will need at least $100,000 to funds [sic] our operations over the next 12 months” and that “the majority of these funds will be spent to fund the current litigation [sic] that has been filed.”  It appears that the primary function of the company is to pursue the current litigation.  If so, please revise throughout your prospectus to disclose that the company will be solely devoted to pursuing the current litigation and, only if the litigation is successful, will the company pursue any other business operations.  We may have further comment.

Response:

The requested changes have been made.

Liquidity and Capital Resources, Page 17

16.

We note your response to comment 32 from our letter dated June 11, 2010 as well as your statement on page 17 that you do not have “any liability with respect to the liabilities” of your subsidiaries.  Please clarify your disclosure to explain why you do not have any responsibility for these claims and, if so, why debt pertaining to these claims is reflected in your financial statements.  Identify and disclose all parties who are liable for the debt.  In this regard, disclose, if true, that Mr. Lapides was found by a bankruptcy court to be personally liable for the debt.  Succinctly discuss this proceeding and the finding of the court.  We may have further comment.

Response:

The requested changes have been made.

17.

We note your response to comment 33 from our letter dated June 11, 2010 regarding the $7.7 million of outstanding debt.  As previously requested, please disclose any penalties or fines accruing on the past due amounts.

Response:

There were no penalties or fines.

18.

File all documents evidencing the outstanding debt and the company’s or Mr. Lapides’ liability or obligation to pay the debt.

Response:

The requested changes have been made.

19.

Include disclosure here, in your prospectus summary and in your risk factors stating, if true, that if all of the claimants do not except your offer of shares pursuant to this prospectus and you receive funds as a result of your litigation, the funds from that settlement or award would be used to settle those claims instead of being available for your business.

Response:

The requested changes have been made.

Controls and Procedures, Page 44

20.

Please remove this disclosure as it is not required in a registration statement on Form S-1.

Response:

The requested changes have been made.

The Market, Page 20

21.

Please provide us with copies of any industry analysis that you cite or upon which you rely, including, but not limited to the U.S. Bureau of Economic Analysis and the White House Council of Economic

Advisors report.  Confirm that this analysis is publicly available.  Please highlight the specific portions that you are relying upon so that we can reference them easily.

Response:

We have eliminated the subject reference.

Competition, Page 21

22.

Provide us with objective support for your statement that a number of U.S. companies already exist which purchase claims from individual plaintiffs or provide loans to law firms secured by an interest in the law firm’s portfolio or contingent fee cases or interests in a particular case.  Please also disclose the basis for your belief that a “growing number” of companies have targeted investments in intellectual property claims and cases.

Response:

The requested changes have been made with respect the first part of your request.  We have eliminated the reference to intellectual property claims and cases.

Legal and Professional Ethics Issues, Page 22

23.

We note your response to comment 42 from our letter dated June 11, 2010.  Please quantify the number of states in the U.S. that will not permit you to make investments in litigation and arbitration cases.  Please indicate whether you have identified any states in which you believe you will not be restricted, for legal and professional ethics reasons, in your investment opportunities.

Response:

We have modified our disclosure.

24.

We note that you intend to rely on lawyers which you believe have “suitable expertise to provide correct and accurate interpretation of the laws and ethics of the relevant jurisdiction” as they apply to your investments.  Please expand your disclosure to address how you intend to find these lawyers in each jurisdiction.  We note that you do not currently have any employees with expertise in these matters.

Response:

The requested changes have been made.

Summary of Cash and Certain Other Compensation, Page 39

25.

We note your response to comment 49 from our letter dated June 11, 2010.  Please further revise your disclosure discussing Base Salary, Performance Bonuses and Stock Incentives to clarify that such compensation will only be paid when the company has sufficient funds.

Response:

The requested changes have been made.

Principal Stockholders, Page 41

26.

Please disclose why you considered an intended charitable contribution to The Cancer Foundation of $80 million to be a claim against the company for which you exchanged 27,820,643 shares.  Disclose whether the company was legally obligated to pay the $80 million to The Cancer Foundation.

Response:

The requested changes have been made.

Recent Sales of Unregistered Securities, Page 52

27.

We note your disclosure on page 53 indicating that purchasers of your stock were provided with access to your filings with the SEC, including your annual report, Form 10-K and other filings.  However, your company has not filed any such documents with the SEC.  Please revise or advise.

Response:

The requested changes have been made.

Financial Statements

Consolidated Statements of Operations, Page F-5

Consolidated Statements of Cash Flows, Page F-7

28.

We note your response to comment 50.  We also note that VR Holdings is a majority owned subsidiary of another corporation, Deoghe Corp.  In order to qualify as a smaller reposting company, the parent company of VR Holdings must also qualify as a smaller reporting company.  Please refer to the definition of a smaller reporting company within Item 10(1) of Regulation S-K and advise us.

Response:

Deoghe Corp. is also a smaller reporting company.  Deoghe Corp.’s revenues for the most recent fiscal year were less than $50 million.  In accordance with Rule 8-02 of Regulation S X, only two years of audited financial statements are required.  Therefore, the audited financial statements for the year ended September 30, 2007 are not required.

Exhibit 5.0

29.

We note your response to comment 62; however, it does not appear that the legal opinion has been revised to remove any indication that the legal opinion did not consider all relevant law or that counsel does not possess the expertise to opinion on the legality of the shares under Delaware law.  Please revise.

Response:

The requested changes have been made.

Exhibit 10.10

30.

The last page of this exhibit is not legible.  Please file legible copy with your next amendment.

Response:

The requested changes have been made.

Exhibit 23.1 (23.2)

31.

We reiterate comment 63.  The consent provided by your independent registered accountant continues to refer to financial statements for the period from July 25, 2006 to September 30, 2010.  Please ask your auditors to revise their consent and refer to the actual dating of the financial statements for the period from July 25, 2006 to September 30, 2009 for which they provide their opinion on page F-3

Response:

The consent of the auditors has been revised as requested.

Please contact me if you have any further comments or questions.

Very truly yours,

/s/ John E. Baker

John E. Baker,

Chief Executive Officer